ANGLOGOLDASHANTI

NYSE | JSE | GSE

FULL YEAR 2024 RESULTS

19 FEBRUARY 2025

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES



Sukari - Egypt

INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024, which is available on its website.

Website: www.anglogoldashanti.com

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2024, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which can be found on pages 29 to 36 of AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024. These summary tables will also be presented in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the United States Securities and Exchange Commission (“SEC”). These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti’s Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti’s Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years’ experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.

SAFETY | HIGHEST PRIORITY

CONTINUED FOCUS TO REDUCE RISK



0.98 TRIFR 2024
10% ▼ TRIFR y-o-y

Total Recordable Injury Frequency Rate*

Injuries per million hours worked



5.0
4.0
3.0
2.0
1.0
-78%
ICMM 2023 member companies avg. 2.59
0.98
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
TRIFR

TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*

2024 IN REVIEW | A YEAR OF DELIVERY



CONSISTENT DELIVERY ON A CLEAR STRATEGY HAS IMPROVED OUR FINANCIAL AND OPERATING FUNDAMENTALS, SUPPORTING A VALUE ACCRETIVE ACQUISTION AND ADOPTION OF A MORE COMPETITIVE DIVIDEND POLICY

- Consistent Delivery
- Robust Free Cash Flow
- Strong Balance Sheet
- Relative Outperformance
- Value Accretive Acquisition
- New Dividend Policy

Cuiabá – Brazil

2024 HIGHLIGHTS | IMPROVING FUNDAMENTALS

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

OPERATIONAL DELIVERY

Improved fundamentals supports full year performance

2.661Moz

▲ **Gold production**
(2023: 2.644Moz)

Operation	Change
Cuiabá	▲ 8%
Cerro Vanguardia	▲ 7%
Siguiri	▲ 5%
Sunrise Dam	▲ 3%
Tropicana	▲ 1%

COST MANAGEMENT

Real terms reduction in TCC* of 2% y-o-y

$1,157/oz**

▲ **Group total cash costs***
(2023: $1,115/oz)

y-o-y increase ▲ 4%

Aggregate inflation c.7%

CASH FLOW AND EARNINGS

Earnings, cash flow increase ahead of gold price

$942m
▲ **764% Free cash flow***
(2023: $109m)

$954m
▲ **>100% Headline earnings*****
(2023: -$46m)

$2.75bn
▲ **93% Adj. EBITDA***
(2023: $1.42bn)

$1.24bn
▲ **y-o-y turnaround in basic earnings**

BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

$2.58bn
Strong liquidity

$567m
▼ **(55%) Adjusted Net Debt***
(2023: $1.27bn)

H1: $92m
H2: $347m
▲ **362% Dividends declared**
(2023: $95m)

0.21x
▼ **Adj. Net Debt* / Adj. EBITDA***
(2023: 0.89x)

*Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations

**Total cash costs* $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024

***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

Dividends based on cash payments increased 89% from $91m in 2023 to $172m in 2024

GROUP PERFORMANCE | 2024 YEAR AT A GLANCE

OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS



United States of America
Expanded Silicon (a)
North Bullfrog Project
Mother Lode
Sterling (b)
Colombia
Quebradona
La Colosa
Guinea
Siguiri (85%)
DRC
Kibali (45%) (d)
Egypt
Sukari (50%)
Ghana
Obuasi
Iduapriem
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Serra Grande
Côte d'Ivoire
Doropo (90%)
ABC (c)
Australia
Tropicana (70%)
Sunrise Dam
Argentina
Cerro Vanguardia (92.5%)
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Other Assets
Other Projects
Exploration

Notes:
(a) Expanded Silicon Project includes the Silicon and Merlin deposits
(b) Sterling includes the Crown Block deposits
(c) Archean-Birimian Contact (ABC) Project
(d) Operated by Barrick Gold Corporation (Barrick)

TIER 1

Longer life | lower cost | scale | growth potential

Assets		Projects
Geita Obuasi Kibali	Sukari Iduapriem Tropicana	Nevada Quebradona

Gold Production	TCC*	AISC*
1,603koz	$1,059/oz	$1,462oz

TIER 2

Steady performers | reliable cash generators | shorter life | FP focus | opportunities to improve cost competitiveness

Assets

Sunrise Dam
Siguiri
Cerro Vanguardia
Cuiabá

Gold Production	TCC*	AISC*
978koz	$1,266/oz	$1,668/oz

Refer to "Non-GAAP disclosure" below for reconciliations

OBUASI | TAKING CLEAR STEPS TO IMPROVE FUNDAMENTALS

HYBRID MINING MODEL TO FACILITATE RAMP-UP

UHDF Ore tonnes mined (t)


20,000
15,000
10,000
5,000
0
Q1 2024
Q2 2024
Q3 2024
Q4 2024

SLOS Slot opening (days)


12
10
8
6
4
2
0
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Target
3 days


The new hybrid mining schedule has been implemented

Sub-Level Open Stoping **(SLOS)** in lower grade, good ground condition areas	Underhand Drift and Fill **(UHDF)** in higher grade areas with poor ground conditions

- UHDF ramp-up plus SLOS improvement resulted in ▲~19% improvement in ore tonnes mined in Q4 2024 vs. Q3 2024.
- UHDF contributed 15,428.4t @ 8.65g/t for 4,292oz in Q4 2024.
- ▲ 15% improvement in lateral development and ore mined for 2024.
- Block 10 - accelerating vent access; breakthrough planned for Q1 2025.
- Block 11 - Ops Readiness - 432m ODD development in Q4 - ▲ 33% above plan.

FULL ASSET POTENTIAL | TRACKING PHYSICALS

YIELDING TANGIBLE IMPROVEMENTS

Tropicana total underground ore tonnes (kt/month)



200
180
160
140
120
100
80
60
40
20
0
Jan-22
Jan-23
Jan-24
Dec-24
2024 Avg.
31%
2022 Avg.

Geita Nyankanga underground ore tonnes (kt/month)



200
180
160
140
120
100
80
60
40
20
0
Jan-22
Jan-23
Jan-24
Dec-24
2024 Avg.
37%
2022 Avg.

Sunrise Dam recovery (%)



95
90
85
80
75
5
0
Jan-22
Jan-23
Jan-24
Dec-24
3%
2024 Avg.
2023 Avg.

Siguiri recovery (%)



100
90
80
70
60
50
10
0
Jan-22
Jan-23
Jan-24
Dec-24
8%
2024 Avg.
2023 Avg.

SUNRISE DAM | REFRESH OPPORTUNITIES

PRIORITIZING ORE MINED AND METALLURGICAL RECOVERY TO UNLOCK VALUE


Constructing new Concentrated Leach Tanks


Accelerating smaller open pits (Neville East)


Redesigning Frankie stopes

Near-term opportunities include increasing the volume of underground and open pit and improving metallurgical recovery

- **Open pit -** Accelerate drilling and mining of multiple smaller open pits to provide ~0.8 Mt of additional ore
- **Underground:** Increase from ~2.65 to ~2.95 Mtpa by redesigning stopes in the Frankie ore body and new mining front Astro
- **Concentrated Leach project:** Improve recovery rate by ~3.2%

FULL ASSET POTENTIAL | PROCESSING LEAGUE TABLE

PROCESSING LEAGUE TABLES HELPED DRIVE A STEP-CHANGE IN METALLURGICAL RECOVERY AND THIS APPROACH IS BEING EXTENDED TO OPEN PIT AND UNDERGROUND MINING



2023
2024
Recovery (%OEE*)
99.3%
98.9%
98.8%
98.5%
97.9%
97.4%
95.6%
95.0%
87.0%
Iduapriem
Cuiabá
Tropicana
Geita
CVSA
Serra Grande
Sunrise Dam
Obuasi
Siguiri
1.9%
99.7%
99.7%
99.7%
99.5%
99.1%
98.9%
97.7%
95.7%
95.6%
Cuiabá
Sunrise Dam
Tropicana
Serra Grande
CVSA
Iduapriem
Geita
Siguiri
Obuasi
1.2%
Q4, 2024 Average 99.6%
2024 Average 98.4%
2023 Average 96.5%

*Recovery OEE defines a Recovery measure of actual performance relative to the Theoretical Maximum Recovery (Full Asset Potential) performance determined for each process plant

FULL ASSET POTENTIAL | ACCRETIVE EBITDA VALUE 2022 - 2024

~$621M INCREMENTAL EBITDA BENEFIT DELIVERED BY OPERATIONAL IMPROVEMENTS ACROSS THE PORTFOLIO

Incremental EBITDA benefit from 2022 to 2024 ($m)



621
173
178
270
2022 Actual
2023 Actual
2024 Actual
Total

**Rounding of figures may result in computational discrepancies*

CENTAMIN INTEGRATION | 90 DAYS MILESTONE, ON-TRACK

MULTI-DISCIPLINARY INTEGRATION PROGRAM PROGRESSING WELL



SUKARI ▶ Tier 1 Asset

KEY OPPORTUNITIES:

- Synergies incl. Centamin corporate overheads
- Supply chain purchasing capacity
- Projects and exploration costs
- Leverage AGA's Full Asset Potential framework

Q4 2024 performance since acquisition

Production	FCF*
40koz	**$61m**


SGM
SUKARI GOLD MINES
شركة السكري لمناجم الذهب

MAJOR ACHIEVEMENTS TO DATE

- Smooth **Day 1** and **Week 1** transition
- Deployment of AGA Values and Code of Business Principles and Ethics
- Focused engagement and onboarding, connecting teams to the AGA model
- Integration into year-end process and AGA management rituals
- Site rebranding largely complete
- Relationships established between Sukari teams and AGA technical teams – strong foundation for collaboration
- Maintaining Sukari safety performance and production volumes

**Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*

NEVADA PROJECT | A NEW 20Moz DISTRICT

NORTH AMERICA'S LARGEST NEW GOLD DISCOVERY



N
Silicon
4.2Moz
Mineral Resource*
(157.6Mt @ 0.83g/t)
Merlin
12.1Moz
Mineral Resource*
(355.1Mt @1.06g/t)
North Bullfrog
0.7Moz
Mineral Resource*
(84.5Mt @ 0.26g/t)
1.08 Moz
Mineral Reserve
(77Mt @ 0.44g/t)
Secret Pass
SNA
Daisy
Beatty District
Mother Lode
1.73Moz
Mineral Resource*
(70.1Mt @ 0.77g/t)
Sterling & Crown
0.91Moz
Mineral Resource*
(33.4Mt @ 0.85g/t)
Legend
Project area with Mineral Resource
Project area with Mineral Reserve
Historic Producing Mine
AGA Claims
0 3 6 12 Kilometers

BEATTY DISTRICT ▶ New Tier 1 District

+19.7 Moz of Au Mineral Resource*

North Bullfrog Project

FEASIBILITY STUDY

- Basic Engineering completed in Q3 2024
- Permitting in progress
- Updated study – H2 2025
- Mineral Reserve* ▲ 8% to 1.08Moz
- Mineral Resource* ▲ 5% to 0.71Moz

Expanded Silicon Project

CONCEPT STUDY

- PFS study in progress
- 1,200 m^2 core shed constructed
- 132 km of drilling completed
- Merlin and Silicon resource* ▲ 23% from 13.3Moz to 16.3Moz

Regional Opportunities

- Opportunities exist at Sterling, Mother Lode, Secret Pass and Daisy

**The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (Dec 2024).*

PROJECT UPDATE | MOVING UP THE VALUE CURVE

AN EMERGING TIER 1 ASSET

NORTH BULLFROG PROJECT

Progression and future effort





EXPANDED SILICON PROJECT

Advancing a Tier 1 opportunity





2024

North Bullfrog Project

- Completed dewatering pump test
- NEPA commenced with a public scoping session in April
- CGN** completed development of a water conservation alternative mine plan
- Updated ground water model and integrated monitoring plan completed
- Mineral Reserve* ▲ 8% due to plan optimization and other factors
- Mineral Resource* ▲ 5% due to increase in the Mineral Resource gold price and other factors

Expanded Silicon Project

- Completed 132 km of drilling focusing on Mineral Resource definition at Merlin
- Advancing geotechnical and hydrogeology studies
- Constructed a new core shed at site
- PFS work focusing on strategic options analysis
- Mineral Resource ▲ 23% due to exploration drilling and re-interpretation of the Merlin geological model

2025

North Bullfrog Project

- Expect BLM permitting schedule to be released
- Anticipate completing Phase 1 of detailed engineering
- Refine capital and operating cost estimates based on increased level of engineering detail

Expanded Silicon Project

- Continue engineering and drilling to progress the PFS
- Target Mineral Resource upgrades to Indicated Mineral Resource and conversion to Probable Mineral Reserve

**The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (Dec 2024).*
***Corvus Gold Nevada Inc. (CGN) is a wholly owned subsidiary of AngloGold Ashanti plc and the permitting entity for the North Bullfrog Project.*

NEVADA | MERLIN INFERRED MINERAL RESOURCE UP ANOTHER 3Moz

AN EMERGING TIER 1 ASSET

2024 Inferred Mineral Resource increased from 9.05 Moz to 12.10 Moz for the Merlin deposit 2024**



A
A'
1300
1100
900
700
500
meters above sea level
0 meters
400
800
1200
1600
2000
200m section View Width
Mineral Resource Pit*
Oxide
Fresh
1.0 g/t grade shell (drilling data)
0.1 g/t grade shell (drilling data)
MER-24-0356-RD 191.1m @ 0.62g/t
MER-23-0641-RD 217.6m @ 0.70g/t
MER-24-0577-RD 51.8m @ 1.78g/t 85.5m @ 0.40g/t
MER-23-0398-RD 253.1m @ 1.51g/t
MER-24-0551-RD 151m @ 2.50g/t
MER-24-0319-RD 182.9m @ 2.38g/t
MER-24-0343-RD 222.7m @ 0.95g/t
MER-24-0485-RD 177.3m @ 1.35g/t
MER-24-0609-RD 128m @ 1.60g/t
MER-24-0354-RD 156.1m @ 1.10g/t
MER-24-0285-RD 153.8m @ 1.98g/t
MER-24-0640-RD 117.8m @ 1.70g/t
MER-24-0481-RD 344.1m @ 0.70g/t
MER-24-0538-RD 324.3m @ 0.56g/t
MER-24-0273-RD 131.7m @ 3.30g/t
MER-24-0334-RD 124.2m @ 1.37g/t
MER-24-0360-PZ 138.7m @ 0.44g/t 88.8m @ 0.37g/t
MER-24-0473-RD 94.1m @ 0.57g/t 100.6m @ 0.44g/t
MER-24-0340-RD 120.8m @ 0.97g/t 99.4m @ 0.69g/t
MER-24-0393-RD 164.9m @ 0.72g/t
MER-24-0550-RD 335.1m @ 0.80g/t
MER-23-0329-RD 83.2m @ 2.66g/t
MER-24-0390-RD 190.6m @ 0.90g/t
MER-24-0418-RD 123.8m @ 1.28g/t
Stratigraphy
Debris Flow
Rainier Mesa
Owl Canyon
Paintbrush Group
Bullfrog Tuff
Tram Tuff
Lithic Ridge
Picture rock
Grouped Joshua Hollow Sierra Blanca
Au ppm
10
5
2
1
0.5
0.3
0.1
0
Merlin Pit
A
A'
N

*2024 $1,900/oz Mineral Resource pit

**The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (Dec 2024).

MRMR | FOUNDATIONAL FOR OUR BUSINESS

SECTOR-LEADING EXPLORATION PERFORMANCE

Mineral Resource* 2023 – 2024 (Moz)



+15%
106.3
5.7
3.4
3.0
1.2
0.8
1.0
1.1
-0.6
-0.1
122.1
2023
Acquisition
Obuasi
Expanded Silicon
Sunrise Dam
Kibali
Geita
Iduapriem
ABC
Other
2024

Mineral Reserve* 2023 – 2024 (Moz)



+11%
28.1
4.1
-2.8
0.5
0.5
1.0
-0.1
31.3
2023
Acquisition
Depletion
Geita
AGA Mineração
Other
Other
2024

**Exclusive Mineral Resource = Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our 2024 reports. Refer to "2024 Mineral Resource and Mineral Reserve Information" in the Company's Earnings Release for the three months and year ended 31 December 2024.*

EXPLORATION | LONG-TERM, SECTOR-LEADING PERFORMANCE

EXPLORATION SUCCESS OF THE PREVIOUS SEVEN YEARS CONTINUES

▲ **36%** Mineral Reserve growth ▲ **31 Moz** Mineral Reserve additions*

Mineral Reserve additions (pre-depletion) y-o-y (Moz)


35
30
25
20
15
10
5
0
22.5
23.8
25.0
28.0
28.1
28.8
28.1
31.2
2.6
4.2
3.7
6.0
2.7
3.5
2.2
6.4
31.4
2017
2018
2019
2020
2021
2022
2023
2024
Total
Mineral Reserve Additions (pre-depletion)
Published Mineral Reserve (post-depletion)

**pre-depletion, 2024 includes 4.1Moz from Sukari and Doropo*
Restated to exclude non-continuing operations



MONETIZING THE HIGH GOLD PRICE ENVIRONMENT INTO CASH FLOWS AND SHAREHOLDER RETURNS

▲ 764%

Free cash flow*

$942m

GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

Pricing | Average Gold Price Received* ($/oz)


2023
1,930
2024
2,394

Pricing | Oil Price ($/bbl)


2023
82
78
2024
80
76
Brent Crude $bbl
Oil Price WTI

**Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*

Inflation and Exchange Rates	2024 Local CPI[1]	2024 Local FX: US$[2]	2023 Local CPI[1]	2023 Local FX: US$[2]
USA	▼ 2.9%	-	3.4%	-
Ghana	▲ 23.8%	▲ (25.6%)	23.2%	(30.7%)
Argentina	▼ 117.8%	▼ (210.2%)	211.4%	(126.1%)
Australia	▼ 2.4%	▲ (0.7%)	4.1%	(4.4%)
Tanzania	▲ 3.1%	▼ (7.9%)	3.0%	(4.2%)
Guinea	▼ 6.4%	▼ (0.3%)	9.3%	2.1%
Brazil	▲ 4.8%	▼ (7.9%)	4.6%	3.3%
Colombia	▼ 5.2%	▲ 5.9%	9.3%	(1.7%)
Average inflation	**6.6%**		**8.4%**	

Information sourced from Bloomberg and not always up to current reporting date
[1] Percentage change in respective index (CPI – Consumer Price Index)
[2] Percentage variance of annual FX rate (FX – Foreign Exchange)

GROUP FINANCIAL RESULTS | FULL YEAR 2024

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Salient Features	FY 2024	FY 2023	y-o-y Δ
Average gold price received* ($/oz)	**2,394**	1,930	▲ 24%
Adjusted EBITDA* ($m)	**2,747**	1,420	▲ 93%
Basic earnings ($m)	**1,004**	(235)	▲ 527%
Headline earnings** $m	**954**	(46)	▲ 2,174%
Capital expenditure - Group ($m)	**1,215**	1,127	▲ 8%
Net cash flow from operating activities ($m)	**1,968**	971	▲ 103%
Free cash flow* ($m)	**942**	109	▲ 764%
Adjusted net debt* ($m)	**567**	1,268	▼ (55%)

** Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

GROUP OPERATING RESULTS | FULL YEAR 2024

STRONG PERFORMANCE FROM MANAGED OPERATIONS

Salient Features	FY 2024	FY 2023	y-o-y Δ
Gold production - Group (koz)	**2,661**	2,644	▲ 1%
Gold production - Managed Ops (koz)	**2,352**	2,301	▲ 2%
Total cash costs* - Group ($/oz)	**1,157**	1,115	▲ 4%
Total cash costs* - Managed Ops ($/oz)	**1,187**	1,162	▲ 2%
AISC* - Group ($/oz)	**1,611**	1,544	▲ 4%
AISC* - Managed Ops ($/oz)	**1,672**	1,634	▲ 2%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024; $1,162/oz for managed operations and $802/oz for non-managed joint ventures in 2023.*
AISC $1,672/oz for managed operations and $1,146/oz for non-managed joint ventures in 2024; $1,634/oz for managed operations and $951/oz for non-managed joint ventures in 2023.*
** Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*

BUSINESS COST PERFORMANCE

STRONG CASH COST PERFORMANCE, DESPITE CONTINUED INFLATIONARY PRESSURES

Total Cash Costs* - 2024 vs 2023 ($/oz)



Non-controllable
Normalised
Controllable
+5%
-1%
1,115
73
25
3
-45
1,171
-12
4
1,163
14
-20
-0
1,157
2023
Inflation
Royalty
Fuel price
Exchange
Flex Cost
Siguiri CIL Plant
Tropicana rainfall
Normalised
Non-managed
Managed
Centamin acquisition
2024

AISC* - 2024 vs 2023 ($/oz)



+67 (+4%)
1,544
1,611
429
454
1,115
1,157
2023
2024
SIB + other
Total cash costs*

Total cash costs $1,187/oz for managed operations and $935/oz for non-managed joint ventures in 2024; $1,162/oz for managed operations and $802/oz for non-managed joint ventures in 2023.*
AISC $1,672oz for managed operations and $1,146/oz for non-managed joint ventures in 2024; $1,634/oz for managed operations and $951/oz for non-managed joint ventures in 2023.*
** Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations.*

STRONG FREE CASH FLOW GENERATION

HIGHER GOLD PRICE REFLECTS IN BOTTOM LINE

Free cash flow* – 2024 vs 2023 ($m)



109
1,099
95
-73
3
-162
-92
-103
-48
121
-7
942
2023
Price
Sales Volume
Ops Cost (1)
Lease pymnt
Working capital
Divs from JV's
Taxes
Capital
Other investing
Finance cost
2024

(1) Operating costs adjusted to exclude $31m Centamin acquisition costs in 2024 and corporate restructure costs of $268m in 2023.
**Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations.*
Rounding may result in computational differences

BALANCE SHEET | ROBUST LIQUIDITY

STRONG LIQUIDITY | LONG-DATED MATURITIES | LOW AND IMPROVING LEVERAGE



Positioned for long-term growth and value creation

Adjusted Net Debt*** to Adjusted EBITA***ratio



2023
0.89x
2024
0.21x
0.00x
0.20x
0.40x
0.60x
0.80x
1.00x

Liquidity as at 31 December 2024 ($bn)



1.2
1.4
2.6 *
RCFs **
Cash and cash equivalents

Debt maturity schedule as at 31 December ($m)



2025
65
2028
750
2029
180
1,220
2030
700
2040
300
RCF Drawn
RCF Undrawn
Bonds

*Total calculated with ZAR150m O/N facility at R18.8506/$
** US$1.4bn multi-currency RCF includes a capped facility of AU$500m ($/A$0.6187) and includes the Africa RCFs
***Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations

NEW CAPITAL ALLOCATION FRAMEWORK

MORE GENEROUS DIVIDEND POLICY AFFIRMS STRONG CASH FLOW GENERATION AND POSITIVE OUTLOOK



Cash flow from operations
Operational Excellence

↓

Sustaining capital expenditure
Safe, stable operations

↓

Robust Balance Sheet
< 1.0 x Adj. Net Debt / Adj. EBITDA**

↓

50% of Free Cash Flow[1] →

Base dividend
(Minimum payout $0.125 per quarter)

↓

Growth capital expenditure
(Investing in future low cost growth)

↓

Top up dividend
(payout to achieve 50% FCF target)

Excess cash optionality



Potential Share Buybacks	**Supplemental Dividends**	**Long-term Debt Reduction**
Under supportive market conditions	*Additional returns to shareholders*	*$750m 2028 and $700m 2030*

(1) Free cash flow is equal to operating cash flow less capital
** Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*

GUIDANCE I 2025 – 2026

GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
	Managed operations	2,590 – 2,885	
	Non-managed operations	310 – 340	
	Africa	1,935 – 2,160	
	Australia	500 – 550	
	Americas	465 – 515	
Costs(1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Managed operations	1,600 – 1,725	
	Non-managed operations	1,160 – 1,260	
	Africa	1,530	
	Australia	1,700	
	Americas	1,700	
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
	Managed operations	1,130 – 1,230	
	Non-managed operations	970 – 1,050	
	Africa	1,090	
	Australia	1,425	
	Americas	1,225	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Managed operations	1,505 – 1,635	
	Non-managed operations	115 – 135	
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Managed operations	1,035 – 1,125	
	Non-managed operations	50 – 60	
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**
	Managed operations	470 - 510	
	Non-managed operations	65 – 75	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: A$0.65/$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the SEC.

LOOKING FORWARD

REGAINING
GLOBAL COMPETITIVENESS

We have an operating model and optimization process that are now proven to work; the proof of the pudding is in the ability to deliver real cost improvements three years in a row.



Beatty - Nevada

KEY PRIORITIES I 2025

LASER FOCUSED ON NARROWING THE VALUE GAP


RP 509
CORPO INGÁ

Improved Outcomes

Deliver guidance, improving cost curve positioning

Full Asset Potential

Refresher across the portfolio, focusing on margin improvements

Deliver Obuasi

Ramp up UHDF gold production; maintain SLOS gold production

Portfolio Optimization

Grow Tier One production; Pursue asset sales for value

Nevada, United States

North Bullfrog permit and Final Investment Decision; Advance Merlin PFS

ESG Delivery

Strive for Zero Harm

INVESTMENT CASE | WHY ANGLOGOLD ASHANTI

IMPROVING OUR RATING BY DELIVERING ON STRATEGY

STRONG PORTFOLIO AND OPERATIONS

- Best in class safety record
- World-class diversified portfolio
- Real cost reductions over three years
- Proven asset optimization programme
- Large Mineral Resource and Mineral Reserve

CASH FLOW | BALANCE SHEET | CAPITAL ALLOCATION

- Strong free cash flow* generation; significant leverage to gold price
- Robust balance sheet with ample liquidity, low leverage
- Competitive capital allocation framework

FCF/share[1] *($)*



2.00
1.50
1.00
0.50
-
0.25
1.14
1.87
0.99
2021
2024
AngloGold Ashanti
Peer group composite

EV/EBITDA FY1[2]



12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
5.1x
8.3x
6.7x
6.6x
2021
2025
AngloGold Ashanti
Peer group composite

**Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024 for definitions and reconciliations*
Peer group includes Newmont, Agnico Eagle, Barrick, Gold Fields and Kinross
1 Company reported data, free cash flow reported, peer composite includes 9M 2024 data for Newmont, 6M 2024 data for Gold Fields
2 FactSet, as of 17 February 2025

FACILITATING SECTOR-LEADING COST PERFORMANCE WITH FULL ASSET POTENTIAL PROGRAMME

Full Asset Potential programme has driven strong cost performance, offsetting inflationary impacts

Total cash costs* indexed – real (Q2 2021 = 100)


120
115
110
105
100
95
90
85
80
Calcinados TSF suspension, Siguiri CIL tank collapse
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
AGA real TCC
Peer Group real TCC
Peer group average in real cash costs ▲ 13%
AGA average in real cash costs ▼ -5%

Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont; Q4 2024 data excludes Newmont and Gold Fields
**TCC in real terms adjusted for US CPI*

AngloGoldAshanti

www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@anglogoldashanti.com

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@anglogoldashanti.com

INVESTOR RELATIONS
General e-mail enquiries

Investors@anglogoldashanti.com

APPENDIX A | ALL-IN SUSTAINING COSTS

Q4 2024

(in US Dollar million, except as otherwise noted)

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Iduapriem	Projects	Tropicana	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	AngloGold Ashanti Mineração	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	148	83	101	91	-	135	558	101	659	114	134	99	98	445	32	32	8	101	1,043	1,144
By-product revenue	(1)	-	-	-	-	(1)	(2)	-	(2)	-	-	(30)	(2)	(32)	-	-	-	-	(34)	(34)
Realised other commodity contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation of tangible, intangible and right of use assets	(42)	(20)	(22)	(19)	-	(39)	(142)	(25)	(167)	(19)	(14)	(21)	(33)	(87)	(8)	(8)	(1)	(25)	(238)	(263)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	-	6	-	6	-	-	-	-	6	6
Corporate administration, marketing and related expenses	-	-	-	-	1	-	1	-	1	-	-	-	-	-	-	-	31	-	32	32
Lease payment sustaining	6	-	-	1	-	3	10	(3)	7	4	1	-	6	11	3	3	1	(3)	25	22
Sustaining exploration and study costs	(2)	-	1	-	-	-	(1)	-	(1)	-	2	1	1	4	-	-	-	-	3	3
Total sustaining capital expenditure	52	20	34	28	3	11	148	19	167	26	26	24	30	106	12	12	-	19	266	285
All-in sustaining costs [4]	161	83	113	100	4	109	570	93	663	125	150	79	100	454	40	40	38	93	1,102	1,195
Gold sold - oz (000)	122	44	59	47	-	100	372	78	450	66	69	44	74	253	22	22	-	78	647	725
All-in sustaining costs per ounce - $/oz [1]	1,327	1,858	1,905	2,131	-	1,086	1,528	1,188	1,469	1,888	2,186	1,811	1,344	1,796	1,842	1,842	-	1,188	1,702	1,647

[1] In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other, includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX B | TOTAL CASH COSTS

Q4 2024

(in US dollar million, except as otherwise noted)

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	AngloGold Ashanti Mineração	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	148	83	101	91	135	558	101	659	114	134	99	98	445	32	32	8	101	1,043	1,144
- By-product revenue	(1)	-	-	-	(1)	(2)	-	(2)	-	-	(30)	(2)	(32)	-	-	-	-	(34)	(34)
- Inventory change	17	(17)	(1)	6	-	5	1	6	(1)	11	9	(1)	18	1	1	-	1	24	25
- Amortisation of tangible assets	(37)	(19)	(22)	(18)	(37)	(133)	(25)	(158)	(15)	(13)	(21)	(27)	(76)	(7)	(7)	(1)	(25)	(217)	(242)
- Amortisation of right of use assets	(5)	(1)	-	(1)	(2)	(9)	-	(9)	(4)	(1)	-	(6)	(11)	(1)	(1)	-	-	(21)	(21)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(1)	-	(7)	(3)	(2)	(13)	-	(13)	(1)	(2)	(2)	2	(3)	4	4	-	-	(12)	(12)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs [4]	121	46	71	74	93	405	77	482	93	129	54	64	340	30	30	6	77	781	858
Gold produced - oz (000)	136	40	60	50	100	386	80	466	66	74	47	75	262	22	22	-	80	670	750
Total cash costs per ounce - $/oz [1]	892	1,165	1,169	1,478	924	1,047	967	1,033	1,406	1,747	1,155	859	1,301	1,338	1,338	-	967	1,165	1,144

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”, “all-in costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” and “all-in costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other, includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

2024

(in US Dollar million, except as otherwise noted)

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Iduapriem	Projects	Tropicana	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	AngloGold Ashanti Mineração	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	612	83	360	351	-	479	1,885	380	2,265	430	518	368	352	1,668	136	136	37	380	3,726	4,106
By-product revenue	(2)	-	(1)	-	-	(3)	(6)	(2)	(8)	(2)	(1)	(109)	(2)	(114)	-	-	-	(2)	(120)	(122)
Realised other commodity contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation of tangible, intangible and right of use assets	(138)	(20)	(75)	(79)	-	(112)	(424)	(92)	(516)	(77)	(51)	(61)	(112)	(301)	(22)	(22)	(5)	(92)	(752)	(844)
Adjusted for decommissioning and inventory amortisation	(1)	-	-	-	-	-	(1)	-	(1)	(1)	-	9	(1)	7	(1)	(1)	-	-	5	5
Corporate administration, marketing and related expenses	-	-	-	-	3	-	3	-	3	-	-	-	-	-	-	-	115	-	118	118
Lease payment sustaining	22	-	-	6	1	10	39	(1)	38	18	3	-	27	48	10	10	2	(1)	99	98
Sustaining exploration and study costs	6	-	2	-	1	-	9	-	9	1	6	6	2	15	-	-	-	-	24	24
Total sustaining capital expenditure	181	20	145	108	5	37	496	68	564	65	93	71	98	327	40	40	1	68	864	932
All-in sustaining costs (4)	680	83	430	385	10	411	1,999	354	2,353	434	569	284	365	1,652	162	162	150	354	3,963	4,317
Gold sold - oz (000)	479	44	222	238	-	317	1,300	309	1,609	261	272	183	274	990	80	80	-	309	2,370	2,679
All-in sustaining costs per ounce - $/oz (1)	1,418	1,858	1,942	1,614	-	1,297	1,536	1,146	1,462	1,665	2,093	1,544	1,334	1,668	2,039	2,039	-	1,146	1,672	1,611

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce", "all-in costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" and "all-in costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.

(2) Corporate and other, includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.

(3) Total including equity-accounted non-managed joint ventures.

(4) Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.

Rounding of figures may result in computational discrepancies.

APPENDIX D | TOTAL CASH COSTS

2024

(in US dollar million, except as otherwise noted)

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	AngloGold Ashanti Mineração	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	612	83	360	351	479	1,885	380	2,265	430	518	368	352	1,668	136	136	37	380	3,726	4,106
- By-product revenue	(2)	-	(1)	-	(3)	(6)	(2)	(8)	(2)	(1)	(109)	(2)	(114)	-	-	-	(2)	(120)	(122)
- Inventory change	7	(17)	(2)	1	(7)	(18)	2	(16)	(3)	4	1	(2)	-	-	-	-	2	(18)	(16)
- Amortisation of tangible assets	(111)	(19)	(75)	(75)	(106)	(386)	(91)	(477)	(61)	(48)	(61)	(89)	(259)	(18)	(18)	(3)	(91)	(666)	(757)
- Amortisation of right of use assets	(27)	(1)	-	(4)	(6)	(38)	(1)	(39)	(16)	(3)	-	(23)	(42)	(4)	(4)	(2)	(1)	(86)	(87)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(3)	-	(14)	(7)	(2)	(26)	1	(25)	(2)	(6)	(10)	2	(16)	-	-	(1)	1	(43)	(42)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(1)	(1)	-	-	(3)	(3)
Total cash costs [4]	476	46	268	265	354	1,409	289	1,698	347	465	189	237	1,238	113	113	30	289	2,790	3,079
Gold produced - oz (000)	483	40	221	237	313	1,294	309	1,603	259	273	175	271	978	80	80	-	309	2,352	2,661
Total cash costs per ounce - $/oz [1]	984	1,165	1,214	1,118	1,132	1,089	935	1,059	1,343	1,703	1,073	876	1,266	1,411	1,411	-	935	1,187	1,157

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce", "all-in costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" and "all-in costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other, includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX E | ADJUSTED EBITDA

ADJUSTED EBITDA US Dollar million, except as otherwise noted	Quarter ended Dec 2024 Unaudited	Quarter ended Dec 2023 Unaudited	Year ended Dec 2024 Unaudited	Year ended Dec 2023 Unaudited
Adjusted EBITDA [(1)]				
Profit before taxation	698	144	1,672	63
Add back:				
Finance costs and unwinding of obligations	41	44	167	157
Finance income	(38)	(35)	(160)	(127)
Amortisation of tangible, right of use and intangible assets	238	197	752	658
Other amortisation	(4)	4	(3)	3
Associates and joint ventures share of amortisation, interest, taxation and other	109	59	307	202
EBITDA	1,044	413	2,735	956
Adjustments:				
Foreign exchange and fair value adjustments	(68)	48	1	170
Care and maintenance costs	(28)	36	51	52
Retrenchment and related costs	8	12	17	19
Reversal of impairment (net impairment), (derecognition of assets) and profit (loss) on disposal	(72)	65	(58)	221
Joint ventures share of costs	-	-	1	2
Adjusted EBITDA	884	574	2,747	1,420

[(1)] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

ADJUSTED NET DEBT[1]

US Dollar million, except as otherwise noted	As at Dec 2024 Unaudited	As at Dec 2023 Unaudited
Borrowings - non-current portion	1,901	2,032
Borrowings - current portion	83	207
Lease liabilities - non-current portion	65	98
Lease liabilities - current portion	76	73
Total borrowings	2,125	2,410
Less cash and cash equivalents, net of bank overdraft	(1,397)	(955)
Net debt	728	1,455
Adjustments:		
IFRS16 lease adjustments	(126)	(149)
Unamortised portion of borrowing costs	26	30
Cash restricted for use	(61)	(68)
Adjusted net debt	567	1,268
Adjusted net debt to Adjusted EBITDA ratio	0.21	0.89
Total borrowings to profit before taxation	1.27	38.25

[1] Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

APPENDIX E | FREE CASH FLOW

FREE CASH FLOW

US Dollar million, except as otherwise noted	Quarter ended Dec 2024 Unaudited	Quarter ended Dec 2023 Unaudited	Year ended Dec 2024 Unaudited	Year ended Dec 2023 Unaudited
Cash generated from operations[1]	713	306	2,063	871
Dividends received from joint ventures	44	94	88	180
Taxation refund	—	36	6	36
Taxation paid	(67)	(32)	(189)	(116)
Net cash inflow from operating activities	690	404	1,968	971
Corporate restructuring costs	—	238	2	268
Capital expenditure on tangible and intangible assets	(333)	(334)	(1,090)	(1,042)
Net cash from operating activities after capital expenditure	357	308	880	197
Repayment of lease liabilities	(23)	(27)	(91)	(94)
Finance costs accrued and capitalised	(33)	(37)	(139)	(132)
Net cash flow after capital expenditure and interest	301	244	650	(29)
Repayment of loans advanced to joint ventures	10	—	149	—
Other net cash inflow from investing activities	42	47	113	125
Other	26	2	35	4
Add backs:				
Cash restricted for use	10	—	(5)	9
Free cash flow[2]	389	293	942	109

[1] *Includes working capital movements.*

[2] *Free cash flow has been adjusted to exclude corporate restructuring costs and Centamin acquisition costs.*